1.

[redacted]

13025757

RECEIVED

2013 AUG 30 PM 2:25

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2013
WASH. D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-28694

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT / TM
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 North Park Place, Suite 100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hollis M. Lamon — 770-951-8411 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/13/13

DD 9/27/13

OATH OR AFFIRMATION

I, Hollis M. Lamon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamon & Stern, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle D. Farmer

Notary Public My commission expires Aug 9, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lamon & Stern, Inc.

Financial Statements with Supplementary Information

June 30, 2013

Lamon & Stern, Inc.

Table of Contents
June 30, 2013

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the accompanying financial statements of **Lamon & Stern, Inc.** (the Company), which comprise the statement of financial condition as of June 30, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lamon & Stern, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Windham Brannon P.C.

August 28, 2013

Certified Public Accountants

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

Lamon & Stern, Inc.

Statement of Financial Condition
As of June 30, 2013

Assets		
Current assets		
Cash	$	426,726
Certificates of deposit - cash equivalent		107,204
Commissions receivable		41,684
Prepaid expenses		3,273
Total current assets		578,887
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $35,073		7,941
Deposit with clearing agent		25,000
Total assets	$	611,828
Liabilities and stockholder's equity		
Current liabilities		
Accrued commissions	$	38,679
Accrued expenses		4,710
Accrued income taxes		13,633
Total current liabilities		57,022
Stockholder's equity		
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Paid-in capital		6,149
Retained earnings		548,157
Total stockholder's equity		554,806
Total liabilities and stockholder's equity	$	611,828

The accompanying notes are an integral part of these financial statements.

Lamon & Stern, Inc.

Statement of Income
For the Year Ended June 30, 2013

Revenues	
Commissions	$ 2,905,004
Soft dollar commissions	91,328
Total revenues	2,996,332
Expenses	
Commissions	2,109,171
Soft dollar commissions	82,391
Salaries	423,672
General and administrative	237,319
Management fees	85,628
Total expenses	2,938,181
Total operating income	58,151
Other income (expense):	
Interest income	4,608
Interest expense	(20)
Total other income	4,588
Income before income taxes	62,739
Income tax expense	16,714
Net income	$ 46,025
Net income per share - basic	$ 92.05

The accompanying notes are an integral part of these financial statements.

Lamon & Stern, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2013

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance, June 30, 2011	500	$ 500	$ 6,149	$ 537,132
Dividends	-	-	-	(35,000)
Net income	-	-	-	46,025
Balance, June 30, 2012	**500**	**$ 500**	**$ 6,149**	**$ 548,157**

The accompanying notes are an integral part of these financial statements.

Lamon & Stern, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2013

Increase (decrease) in cash		
Cash flows from operating activities		
Cash received from brokerage commissions	$	2,998,883
Cash paid for commissions and other expenses		(2,914,336)
Interest received		4,608
Interest paid		(20)
Income tax payments		(2,252)
Net cash provided by operating activities		86,883
Cash flows from investing activities		
Purchases of property and equipment		(2,700)
Net cash used in investing activities		(2,700)
Cash flows from financing activities		
Dividends paid to stockholder		(35,000)
Net cash used in financing activities		(35,000)
Net increase in cash		49,183
Cash and cash equivalents, beginning of year		484,747
Cash and cash equivalents, end of year	$	533,930

Reconciliation of income to net cash provided by operating activities		
Net income	$	46,025
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,733
Change in:		
Commissions receivable		1,038
Prepaid expenses		7,415
Other receivables		1,513
Accrued income taxes		14,462
Accrued expenses		(3,709)
Accrued commissions		17,406
Net cash provided by operating activities	$	86,883

The accompanying notes are an integral part of these financial statements.

1. General

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. Certificates of deposit – cash equivalents consist of bank certificates of deposit with an original maturity of 30 days. Cash includes $6,106 held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement. From time to time, balances may exceed FDIC insured limits.

Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods. Depreciation expense for the year ended June 30, 2013 amounted to $2,733.

Revenue Recognition

Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2013, two clients individually accounted for approximately 55% and 25% of commission revenues. The largest client paid the Company approximately $1.6 million as a result of a settlement agreement reached in the current fiscal year. Prior to fiscal year 2013, the settlement amount, and collectibility, was unknown. The Company paid approximately $1.4 million of commissions related to the settlement.

Soft dollar commission revenue is derived when an institutional investor executes a stock trade through the Company in exchange for the Company paying a bill. Soft dollar commission revenue, and the related soft dollar commission expense, is accounted for on a trade date basis. As of June 30, 2013, the Company had $0 of soft dollar commission receivable.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Earnings Per Share

Basic earnings per share is calculated using the Company's net income after tax for the year ended June 30, 2013 divided by the total weighted average number of common stock shares issued and outstanding during the year. Diluted earnings per share information is not presented because the Company has issued no potential dilutive common shares.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2013, the ratio of aggregate indebtedness to net capital ratio was .08 to 1 and net capital was $543,592, which exceeded the minimum net capital requirements by $293,592.

4. Management Fees

The Company paid management fees totaling $85,628 to its stockholder during the year. The management fees paid were determined at the discretion of the stockholder of the Company.

5. Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, match employee contributions. Discretionary employer contributions to the Plan were approximately $15,000 for the year ended June 30, 2013.

6. Income Taxes

The Company's effective income tax rate differs from the federal statutory rate of 34% primarily because of graduated income tax rates, state income taxes, and permanent nondeductible expenses. The Company has no deferred taxes as of June 30, 2013.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To The Board of Directors
Lamon & Stern, Inc.

We have audited the financial statements of Lamon & Stern, Inc. as of and for the year ended June 30, 2013, and have issued our report thereon dated August 28, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of stockholder's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at June 30, 2013, are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

August 28, 2013

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

Lamon & Stern, Inc.

Supplementary Information
As of June 30, 2013

Computation of net capital:		
Stockholder's equity, June 30, 2013	$	554,806
Less non-allowable assets		(11,214)
Net capital	$	543,592
Reconciliation of net capital under Rule 15c3-1:		
Net capital, Form X-17A-5, Part IIA	$	544,769
Audit adjustments that affect net capital:		
Adjustment of accrued expense		(4,710)
Reclassification of income tax receivable		3,533
Net capital per above computation	$	543,592
Reconciliation of stockholder's equity:		
Stockholder's equity, Form X-17A-5 Part IIA	$	563,515
Audit adjustments that affect stockholder's equity:		
Increase in operating expense		(8,709)
Stockholder's equity per audited financial statements	$	554,806
Computation of aggregate indebtedness as defined under Rule 15c3-1:		
Accrued commissions	$	38,679
Accrued expenses		4,710
Total aggregate indebtedness	$	43,389
Ratio of aggregate indebtedness to net capital		.08 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of rule 15c3-3(k)(2)(ii).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements of Lamon & Stern, Inc. (the Company), for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

August 28, 2013

WINDHAM BRANNON

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Lamon & Stern, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for year ended June 30, 2013, which were agreed to by Lamon & Stern, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

August 28, 2013

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028694 FINRA JUN
LAMON & STERN INC
1950 N PARK PL SE STE 100
ATLANTA GA 30339-2044

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michelle Farmer
(770) 951-8411

2. A. General Assessment (item 2e from page 2) $ 7,490

B. Less payment made with SIPC-6 filed (exclude interest) (1,885)

January 29, 2013
Date Paid

C. Less prior overpayment applied (— 0 —)

D. Assessment balance due or (overpayment) 5,605

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,605

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,605

H. Overpayment carried forward $(— 0 —)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lamon & Stern, Inc.
(Name of Corporation, Partnership or other organization)

Michelle D. Farmer
(Authorized Signature)

Dated the 21st day of August, 20 13.

General Sec. Principal / Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,996,332

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions — 0 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions — 0 —

2d. SIPC Net Operating Revenues $ 2,996,332

2e. General Assessment @ .0025 $ 7,490

(to page 1, line 2.A.)